Use of Funds Outline



Minimum Target Offering Amount:

Our minimum target of $100,000 is to raise sufficient funds to rapidly scale out our flagship network in Missoula, Montana. These funds will provide us the needed capital to provide service across the Missoula and Bitterroot valley's, meeting the existing demand of over 500 customer pre-registrations ready and waiting to be connected, reaching a conservative estimate of a minimum 2,500 customers within the next five years. This will not only begin to make a significant impact on providing broadband to the roughly 15,000 households currently cut off from adequate broadband service inside Missoula county, but establish a sufficient revenue stream for our organization to launch additional networks across Montana and other states across the PNW region.

Target Milestones:

First Milestone: $100,000 (minimum target offering)

Second Milestone: $150,000 (an additional $50,000 raised after the first milestone is reached)

Third Milestone: $300,000 (an additional $150,000 raised after the second milestone is reached)

Forth Milestone: $500,000 (an additional $200,000 raised after the third milestone is reached)

Fifth Milestone: $750,000 (an additional $250,000 raised after the forth milestone is reached)

Sixth Milestone: $1,000,000 (an additional $250,000 raised after the forth milestone is reached)

Funding Categories:

Category	Amount	Term for Use
Salaries	$200,000	2 years
Company Equipment	$50,000	1 year
Travel Expenses	$30,000	2 years
Marketing	$30,000	2 years
Public Wifi Network	$20,000	2 years
Wholesale Customer Equipment Stock	$50,000	2 years
Contractors & Temp Labor	$100,000	3 years

Gateway Infrastructure	$100,000	5 years
Relay Infrastructure	$150,000	4 years
Research and Development	$100,000	5 years
Additional Products and Services	$100,000	5 years
Datacenter Space Lease	$20,000	5 years
Low-income Family Subsidy Fund	$50,000	Endowment Fund
Total Funds:	**$1,000,000**	

These budgeted funds have a term of use, after which the profitability of our operations will provide more than enough revenue to continue to fund and grow these areas of our organizations operations.

Overview of Use of Funds:

- **Salaries:** these funds are earmarked to pay our salaries over the next 2 years to increase our workforce while we are expanding our network across the Missoula and Bitterroot valley to the point where our flagship network and additional 2 planned networks are profitable enough to cover our organizations collective salaries going forward.
- **Company Equipment:** These funds are required for needed company equipment (most specifically centered around field equipment and tools) such as field laptops, professional grade cable testers, spectrum analyzers, power tools, and other essential equipment required to complete top quality customer installations, testing and tuning network equipment, and other field equipment needed to support our customers and the network as a whole.
- **Travel Expenses:** These funds will be used to pay for travel expenses as we begin to plan, deploy, and expand multiple networks across Montana, such as the pending Lake County / Mission Valley network, and to travel to other locations around the state to assess where our next networks are most needed, will be the most successful, and will make the biggest impact on rural Montanan communities.
- **Marketing:** These funds will be used to expand our marketing campaign to include on-line sites (such as local news outlets on-line sites), print media (the Missoulian and local magazines), radio ads to target rural households that are unlikely to see our on-line advertisements, Mountain Line bus advertisements, and other mediums that will help our service gain better awareness as we expand our service area across the Missoula and Bitterroot Valley's.
- **Public WiFi Network:** These funds will be used to deploy a public wireless network for our Missoula Network strategically targeting the downtown area, parks, schools, and other public event venues to help people easy access wireless broadband via inexpensive temporary paid passes. This network will also serve as a means of marketing to help raise awareness of our service, serve as an add-on subscription service that we can offer customers, as well as other ways we can leverage such a service to both attract customers and provide convenient access to fast WiFi service.
- **Wholesale Customer Equipment Stock:** These funds will allow us to save money by facilitating our ability to place wholesale orders for customer equipment, allowing us to both lower the barrier of entry for the initial cost of customer equipment, as well as provide us with some profit margin on the sale of customer equipment (which we currently sell at-cost to keep customer equipment and installation costs low).
- **Contractors and Temp Labor:** These funds are for contracting labor such as:
  - Experienced installers via B2B partnerships with local low-voltage / home automation companies to source installers to help complete installations quickly, efficiently, and at a high quality of workmanship at customer premises.
  - Grant researchers and writers to capitalize on the large number of broadband related grants currently available at the state and federal level.
  - Customer support and repair staff and other temp-based work needed for daily operations, maintenance, and expansion of our networks.
- **Gateway Infrastructure:** Gateway infrastructure are the critical parts of our networks where our customer network connects to wholesale fiber and other bandwidth providers. These funds will be used for purchasing the equipment and construction of additional network gateways for our Missoula network (to improve the networks reliability) as well as gateways that will facilitate the launching and operations of at least the next two networks we have slated to launch – Lake County, and additional network(s) TBD.
- **Relay Infrastructure:** These funds will go towards constructing the primary backbone relays of our Missoula network, Lake County, and networks TBD that will allow us to expand our coverage area more rapidly, facilitating greater opportunity for community residents to purchase their own relays that help to connect more customers, as well as grow our networks larger, more reliable, and more affordable.
- **Research and Development:** This funding will go towards the research into new technologies that can improve our networks (e.g. LoRAWAN / LongFi networks, 5G-style CBRS networks, fiber-to-the-premesis, etc.), develop solar powered and green energy powered broadband infrastructure, develop additional services to offer our customers, and explore other ways to help connect and serve both Montana's residents and businesses, and discover ways to continue to evolve and improve our wireless mesh networks capabilities.
- **Additional Products and Services:** Funding to launch new residential and business services (home VoIP services, business VoIP PBX systems, streaming services, etc.), deploy new technologies (IoT device connectivity and automation devices, mobile data networks, etc.), device re-sale, specialized business network deployments, digital security and privacy-focused services, among many others.
- **Datacenter Space Leases:** Leasing space and connectivity for critical network infrastructure, internal business services, and other core infrastructure that will allow us to operate more efficiently, more securely, and improve the quality of our networks operations.
- **Low Income Family Subsidy:** With these funds we will create an endowment – dubbed the "Universal Rural Connection Fund" – to create a sustainable fund that will provide funding to help subsidize installation and service costs for low income families, to ensure that economic status isn't the barrier to receiving vital broadband connectivity that facilitates working from home, distance learning, tele-medicine services, and all of the other essential services the internet provides.